Mail Stop 4561

March 24, 2009

By U.S. Mail and Facsimile to: (419) 241-6894

Edward J. McKeon
President and Chief Executive Officer
Western Reserve Bancorp, Inc.
4015 Medina Road
P.O. Box 585
Medina, Ohio 44258

> **Re: Western Reserve Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 000-51264**

Dear Mr. McKeon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please ensure that the Term Sheet for the Capital Purchase Program that Western Reserve intends to participate in is clearly available at the website address it provides on page 20. In the alternative, the Company may include the Term Sheet for Non-Public QFI's as an appendix to its proxy statement.

2.   In addition to the creation of the necessary preferred stock, please describe the conditions stipulated by Treasury on Western Reserve's ability to participate in the Capital Purchase Program.

3.   Please include a discussion of Western Reserve's intentions regarding the use of proceeds that it may receive as part of its participation in the Capital Purchase Program.

4.   Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. If the Company chooses to incorporate financial information by reference, please disclose in the proxy statement the information required by Note D of Schedule 14A.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

cc: Thomas Blank, Shumaker, Loop & Kendrick